Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

May 14, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On May 8th, Garanti Bank secured a €600 million club term loan with a maturity of 1 year and an all-in cost of EURIBOR + 47.5 bps per-annum, replacing the previous €600 million syndicated term loan dated 12th May 2006. The facility, which attracted commitments in excess of €1 billion before scaleback with the participation of 43 banks from 21 countries, differentiates itself by being the first self-arranged and coordinated transaction for Garanti while still representing the lowest pricing ever accomplished by a Turkish bank in this tenor.

Regards,

Garanti Bank

Sinem Güçhan	Handan Saygın
Vice President	Senior Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations

dlw 5/22